FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1.	Full name and address of the seller.

Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

2.	Full name and address of the Issuer of the securities traded.

Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

3.	Description of the securities traded.

2,955,000 units. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, on payment of $18.50 into one common share of Silver Standard for a period of two years from closing.

4.	Date of the trade(s).

January 15, 2004.

5.	Particulars of the trade(s).

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Actifs Premiers (fund of OBC Gestion) Paris, FRANCE	20,000	$14.80	$296,000	BCI 72-503
Amaranth, LLC Georgetown, Grand Cayman Cayman Islands	500,000	$14.80	$7,400,000	BCI 72-503
Armor Capital Partners, L.P. New York, NY USA	7,833	$14.80	$115,928.40	BCI 72-503
Crescent International Ltd. CH-1216, Cointrin/Geneva SWITZERLAND	60,000	$14.80	$888,000	BCI 72-503
Elliott International, L.P. Grand Cayman, Cayman Islands	500,000	$14.80	$7,400,000	BCI 72-503
Exploration Capital Partners 2000 Limited Partnership Carlsbad, CA USA	300,000	$14.80	$4,440,000	BCI 72-503
Exploration Capital Partners Limited Partnership Carlsbad, CA USA	300,000	$14.80	$4,440,000	BCI 72-503
Joseph J. Ferraccio and Barbara A. Ferraccio Apollo, PA USA	17,000	$14.80	$251,600	BCI 72-503
Longview Equity Fund, L.P. Hillsborough, CA USA	35,000	$14.80	$518,000	BCI 72-503
Longview International Equity Fund, L.P. Tortola, BVI	15,000	$14.80	$222,000	BCI 72-503
Lee McDonald Cody, WY USA	200,000	$14.80	$2,960,000	BCI 72-503
Passport Master Fund II, LP San Francisco, CA USA	144,500	$14.80	$2,138,600	BCI 72-503
Passport Master Fund, LP San Francisco, CA USA	355,500	$14.80	$5,261,400	BCI 72-503
Portside Growth and Opportunity Fund Cayman Islands	250,000	$14.80	$3,700,000	BCI 72-503
Keith Presnell Solana Beach, CA USA	8,000	$14.80	$118,400	BCI 72-503
Robert Quartermain Vancouver, B.C. Canada	25,000	$14.80	$370,000	MI 45-103 S. 5.1
RAB Europe Fund Limited London, United Kingdom	100,000	$14.80	$1,480,000	BCI 72-503
RAB Special Situations LP Dover, Delaware USA	100,000	$14.80	$1,480,000	BCI 72-503
Truk International Fund, LP Cayman Islands	17,167	$14.80	$254,071.60	BCI 72-503
Totals:	2,955,000		$43,734,000

6.

The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7.	State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

Full name and address of person being compensated	Compensation paid (in number and type of securities)	Compensation paid (in Canadian $)
National Bank Financial #3200 - 130 King Street Toronto, ON M5X 1J9	19,500 warrants	MI 45-103 S. 5.1
Westwind Partners Inc. 70 York Street - 10th Floor Toronto, ON M5J 1S9	6,500 warrants	MI 45-103 S. 5.1

8.	Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions). Total Fees payable: Nil

9.	Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent’s information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 26th day of January, 2004.

Silver Standard Resources Inc.

(Name of seller or agent - please print)

/s/ Linda J. Sue

Signature

Corporate Secretary

(Official capacity - please print)

Linda J. Sue

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)